Exhibit 99.1

Snow Lake Receives Permitting For Winter Drilling Campaign

●	Contracts with Big Ice Services for Winter Road

●	Contracts with QB Drilling for Winter drilling campaign

MANITOBA, CAN, December 13, 2021 — Snow Lake Resources Ltd., doing business as Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), is pleased to update Its progress of execution on the path towards commercial lithium production. Snow Lake has now received all the necessary permitting for the winter drilling campaign. Snow Lake is grateful to the Province of Manitoba and specifically the offices of ARD and MMDF for expediting and facilitating the process so that the drilling crews can mobilize to the operation.

Snow Lake Lithium has contracted BigIce Services Canada from Creighton Saskatchewan (http://bigiceservices.ca/contact-big-ice/) to provide Snow Lake with the necessary winter drill access in order to mobilize the diamond drill to the property. Snow Lake will be constructing approximately 12 km (8 miles) of ice trails (see map 1) to provide winter access to the site. Snow Lake will be collaborating with Kinross Gold (TSX:K) on costs related to the shared portion of the winter access trails.

Image 1 – Big Ice Services Winter Road

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

 Map 1 – Winter Road Map

Snow Lake has also contracted with QB Drilling from Denare Beach Saskatchewan (https://www.qbdrilling.com/) to provide drilling crews and drill rigs that will allow Snow Lake to drill between 5,000-15,000 meters of core, weather depending. Drilling will take place initially on the current TBL Resource block to further expand the deposit to depth and along strike. Additional drilling will take place on other pegmatite targets that have been identified via historical drilling and our recent successful prospecting expedition (see news release of December 6th, 2021: Snow Lake Resources Ltd. Samples Up To 6.97 WT% Li2O from its Manitoba Project ). The drill crews will be working 24 hours per day and 7 days a week to achieve maximum meters over the course of the winter campaign.

CEO of Snow Lake Lithium Philip Gross commented “After our successful IPO last month, our primary objective now is to accelerate the path to commercial production. With all the logistics for our winter drilling program now underway, we are systematically progressing our goals for resource expansion and comprehension. Snow Lake Lithium is not just a mining story, it is playing a critical role in a once in a century industrial pivot to electrify the global automobile fleet.”

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium battery mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 21,703-acre site that has only been 3% explored and contains an 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: IR@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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